Exhibit 99.19

CONSENT OF NEIL PRENN

The undersigned hereby consents to (i) the use of the written disclosure derived from the Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada dated July 6, 2018 in Americas Gold and Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 9, 2020

/s/ Neil Prenn
Neil Prenn, P.E.